Namu Inc.

Profit and Loss
January - December 2024

	JAN - DEC 2024		TOTAL	
	CURRENT	JAN - DEC 2023 (PY)	CURRENT	JAN - DEC 2023 (PY)
Income				
Namu 1099 Income	1,425.88	2,692.83	$1,425.88	$2,692.83
Namu Tech Income	170,110.91	30,836.08	$170,110.91	$30,836.08
Total Income	**$171,536.79**	**$33,528.91**	**$171,536.79**	**$33,528.91**
Cost of Goods Sold				
COGS-Credit Card Processing Fees	1,493.63	324.61	$1,493.63	$324.61
COGS-Software-MSP	7,049.96	1,473.96	$7,049.96	$1,473.96
Total Cost of Goods Sold	**$8,543.59**	**$1,798.57**	**$8,543.59**	**$1,798.57**
GROSS PROFIT	**$162,993.20**	**$31,730.34**	**$162,993.20**	**$31,730.34**
Expenses				
Engineering & Development	694.26	691.02	$694.26	$691.02
Finance & Accounting	8,799.83	1,147.25	$8,799.83	$1,147.25
Income Taxes	33.00		$33.00	$0.00
Marketing, Sales, & Advertising	1,218.22	1,452.05	$1,218.22	$1,452.05
Office/General Administrative Expenses	322.61	1,579.70	$322.61	$1,579.70
Partner & Reseller Services	129,454.99	26,911.83	$129,454.99	$26,911.83
Platform Software Provider	5,452.55	5,108.18	$5,452.55	$5,108.18
Team Compensation & HR	2,118.00		$2,118.00	$0.00
Technology	3,803.52	2,516.01	$3,803.52	$2,516.01
Travel & Entertainment	3.00	90.55	$3.00	$90.55
Total Expenses	**$151,899.98**	**$39,496.59**	**$151,899.98**	**$39,496.59**
NET OPERATING INCOME	**$11,093.22**	**$ -7,766.25**	**$11,093.22**	**$ -7,766.25**
NET INCOME	**$11,093.22**	**$ -7,766.25**	**$11,093.22**	**$ -7,766.25**